

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2020

Thomas M. McGeehan
Chief Financial Officer
Global Indemnity Limited
27 Hospital Road
George Town, Grand Cayman
KY1-9008, Cayman Islands

> **Re: Global Indemnity Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 23, 2020**
> **File No. 001-34809**

Dear Mr. McGeehan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance